

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

By U.S. Mail

April 17, 2007

Mr. Boris Cherdabayev
Principal Executive Officer
BMB Munai, Inc
324 South 400 West
Salt Lake City, Utah 84101

> **Re:** **BMB Munai, Inc.**
> **Form 10-KSB for the Fiscal Year Ended March 31, 2006**
> **Filed June 29, 2006**
> **File No. 1-33034**
> **Supplemental Response dated March 12, 2007**

Dear Mr. Cherdabayev:

We have reviewed your March 12, 2007 supplemental response and have the following engineering comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Engineering Comments

Form 10-KSB for the Fiscal Year Ended March 31, 2006

Items 1 and 2. Business and Properties, page 3

Oil and Natural Gas Reserves, page 5

1.   We note your response 15 to our February 27, 2007 comment letter wherein you
        state that you can continue to seek export quotas in future months for your oil
        production and, thus, should use the March 31, 2006 world market oil price in the
        determination of your Kazakhstan proved reserves instead of the lower domestic
        price. We also note that you used the domestic price for determination of your
        year-end 2005 proved reserves. With a view toward possible disclosure, please
        tell us the mechanisms, terms and history applicable to your requests for and the
        granting of these quotas. Please furnish to us the relevant Kazakh government
        documents if you believe it would help us to understand your position. Address
        the changes from the conditions extant at year-end 2005 that allowed you to
        utilize world market prices at year-end 2006. Explain to us the motivation for the
        Kazakh government to allow/encourage export, given that this export will
        decrease oil available to the domestic market and could create upward pressure on
        the domestic price.

Our Properties, page 13

2.   In our prior comment 17 from our letter dated February 27, 2007, we asked you to
        "Please tell us the applicable history of license extensions in Kazakhstan that
        justifies your entitlement to the disclosed proved reserves." Your response does
        not address the history of license issuance or extension in Kazakhstan. Also, we
        note that formal Kazakh government approval of the development plan is required
        before development can proceed. This could preclude any claim to proved
        reserves prior to government approval of the applicable development plan. Please
        address the history of issuance of production licenses subsequent to fulfillment of
        all the obligations of exploration and development licenses and development plan
        submittal/approval with subsequent development initiation. We may have further
        comment.

3.   Your response to prior comment 18 from our letter dated February 27, 2007,
        states, "While the government has the right to require oil producers to sell
        domestically, the chance that the government would invoke this right in a way
        that would materially impact the Company's estimated proved reserves and
        associated future net income seems remote." With a view towards possible
        disclosure, please tell us the history of the Kazakh government's requirements for
        oil producers to sell on the domestic market in the last five years with particular
        attention toward your experiences. We may have further comment.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing."]

You may contact Ronald M. Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief